British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

	X	Schedule A

Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Nettron.Com, Inc.	June 30, 2003	03/08/28

ISSUER'S ADDRESS	#208 - 828 Harbourside Drive

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
North Vancouver	B.C.	V7P 3R9	604-904-9431	604-904-8481
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
Douglas E. Ford	Director			604-904-8481
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Douglas E. Ford"	Douglas E. Ford	03/08/28
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Edward D. Ford"	Edward D. Ford	03/08/28
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

Nettron.Com Inc.
Consolidated Interim Balance Sheet
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule A

	June 30	March 31
	2003	2003

ASSETS

Current
Cash and Equivalents	7,783	$7,786
Accounts receivable	718	675
	8,501	8461

Capital assets	8,905	10,405

	$17,406	$18,866

Liabilities and Shareholders Deficiency

Liabilities

Current
Accounts payable and accrued liabilities	$192,212	$187,475

Shareholders deficiency
Share capital	2,999,420	2,999,420
Deficit	(3,174,226)	(3,168,029)
	(174,806)	(168,609)

	$17,406	$18,866

On behalf of the board:

"Douglas E Ford" Director	"Edward D Ford" Director

Nettron.Com Inc.
Consolidated Interim Statements of Operations and Deficit
 (Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule A

	Three months ended June 30		Three months ended June 30
	2003	2002	2003	2002

Expenses
Amortization	1,500	1,500	1,500	1,500
Bank charges and interest	8	31	2	31
Filing and transfer agent	1,689	2,885	1,489	2,885
Management fees (Note 3)	1,500	1,500	1,500	1,500
Office and miscellaneous		394		394
Professional Fees
Rent	1,500	1,500	1,500	1,500
Telephone and utilities
Travel
Wages benefits and contract labour
Website servicing

Total Expenses	6,197	7,810	5,991	7,810

Loss from operations	(6,197)	(7,810)	(5,991)	(7,810)

Other Income (expense)
Interest Income
Foreign exchange gain (loss)		796		796

Loss from continued operations	(6,197)	(7,014)	(5,991)	(7,014)

Net loss for the period	(6,197)	(7,014)	(5,991)	(7,014)

Deficit, beginning of period	3,168,029	(3,246,429)	3,168,029	(3,246,429)

Deficit, end of period	3,174,226	$(3,253,443)	3,174,020	$(3,253,443)

Loss per share-basic and diluted
From continued operations	$(0.001)	$(0.01)	$(0.001)	$(0.01)

Weighted average shares outstanding	6,715,374	6,466,143	6,715,374	6,466,143

Nettron.Com Inc.
Consolidated Interim Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule A

	Three months ended June 30		Three months ended June 30
	2003	2002	2003	2002

Cash provided by (used in)
Operating activities
Loss from continued operations	(6,197)	(7,014)	(6,197)	(7,014)
Items not involving cash
Amortization of capital assets	1,500	1,500	1,500	1,500
Write-down of capital assets

Changes in non-cash
working capital items	4,694	4,675	4,694	4,675

Cash from continued Operations	(3)	(839)	(3)	(839)

Cash from operations	(3)	(839)	(3)	(839)

Investing activities
Purchase of capital assets

Increase (decrease) in cash during period	(3)	(839)	(3)	(839)

Cash, beginning of period	7,786	929	7,786	929

Cash, end of period	7,783	90	7,783	90

Nettron.Com, Inc.
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule A

June 30, 2003

1.

Nature of Business and Ability to Continue as a Going Concern

The Company was incorporated under the Alberta Business Corporations Act on January 19, 1996 and was in the business of marketing its interactive dating service “Cupid’s Web”. With the sale of Bikestar and Arizona Outback, the Company’s principal business is located in Canada.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. During the year ended March 31, 2001, the Company disposed of two of its subsidiaries (Note 3) to focus its effort on the development of the interactive dating service. Upon the sale of Bikestar and Arizona Outback in fiscal 2001, the Company has returned to the development stage as the remaining business has not yet generated revenue and planned principal operations have not yet commenced. As at March 31, 2003, due to difficulties encountered in raising financing, the Company has substantially reduced its activity in the interactive dating service business, has accumulated losses totalling $3,168,029 and had a working capital deficiency of $179,689. The continuation of the Company is dependent upon the financial support of shareholders as well as obtaining long-term financing. The Company has been exploring business opportunities that might allow the Company to restart commercial operations. Management is currently seeking new sources of equity financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

2.	Share Capital Authorized: Unlimited number of common shares without par value Unlimited number of preferred shares without par value

Issued:
Common shares
	Number of
	Shares	Amount

Balance, March 31, 2003	6,435,374	2,999,420
Issued during the period	-	-

Balance, June 30, 2003	6,435,374	2,999,420

(a)
No common shares were issued during the period ended June 30, 2003. However, pursuant to a private placement of common shares at US $0.05 per share announced August 16, 2002. The Company has received US $11,200 and has reserved for issuance 224,000 common shares to fulfill those subscriptions. Regulatory approval has not yet been received.

Nettron.Com, Inc.
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule A

June 30, 2003

2.	Share Capital (continued)

(b)

Stock options

Pursuant to the Company’s 1996 Incentive Stock Option Plan (“The Plan”), a total of 10% of the Company’s common shares are reserved for the granting of stock options. The Plan provides that the terms of the options and the option price shall be fixed by the Directors and subject to the price restrictions and other requirements imposed by the TSX Venture Exchange. The Plan also provides that no option shall be granted to any person except on recommendations of the Directors of the Company. Stock options granted under the Plan may not be for a period longer than five years.

Stock option transactions during the three-month period ended June 30, 2003 were as follows:

		Weighted
	Number of	Average
	Options	Exercise Price

Number of options outstanding March 31, 2003	612,500	0.70
Granted	-	-
Exercised	-	-

Number of options outstanding June 30, 2003	612,500	$0.70

All outstanding stock options at June 30, 2003 are exercisable on a 1:1 basis and are summarized as follows:

		Stock
Expiry Date	Exercise Price	Options
September 10, 2004	$0.44	512,500
March 27, 2005	$2.00	100,000
		612,500

3.	Related Party Transactions Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

	(a)	Included in accounts payable and accrued liabilities is $96,619 (2002 - $83,768, 2001 - $63,908) due to directors and companies controlled by directors.

	(b)	During the three-year period ended March 31, 2003, the Company paid fees to directors and companies controlled by directors for the following services:

Nettron.Com, Inc.
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule A

June 30, 2003

3.	Related Party Transactions (continued)

	2003	2002	2001

Consulting	$-	$5,000	$9,023
Management fees	4,500	36,000	132,319
Rent	4,500	3,179	4,500
Office and miscellaneous	394	2,564	-
Expenses pertaining to discontinued operations	-
Management fees	-	-	59,286
Other	-	-	51,635

These transactions have been recorded at the exchange amount being the consideration established and agreed to by the related parties.

During the three-month periods ended June 30, 2003 and 2002, the Company paid or accrued fees to directors and companies controlled by directors for the following services:

		2003	2002

	Management fees	1,500	3,000

	Rent	1,500	-

4.

Segmented Information

With the disposal of Arizona Outback and Bikestar on January 1, 2001, the Company and its subsidiary now operate in one industry segment, the development and marketing of the internet marketing service “Cupid’s Web”. The company’s principal business is now located in British Columbia, Canada.